Law Offices of Thomas E. Puzzo, PLLC

3823 44th Ave. NE

Seattle, WA  98105

USA

Direct: +1 (206) 522-2256

E-mail: tpuzzo@puzzolaw.com

February 6, 2023

VIA EDGAR

Office of Trade & Services

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Phoenix Rising Companies Annual Report on Form 10-K Response Filed September 7, 2022 File No. 000-55319

Dear Sir or Madam:

On behalf of our client, Phoenix Rising Companies, a Nevada corporation (the “Company”), we hereby submit the information in this letter, on behalf of the Company, in response to that certain letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated October 7, 2022.

The Staff’s comments in its October 7, 2022, letter are reproduced in bold italics in this letter, and the Company’s responses to the Staff’s comments follow each comment.

Amendment No. 1 to Form 10-K filed June 28, 2022

Item 1. Business

Description of Business, page 4

1.

Please disclose prominently that and that this structure involves unique risks to investors. Your disclosure should acknowledge that Chinese regulatory authorities could disallow this structure, which would likely result in a material change in your operations and/or a material change in the value of your securities, including that it could cause the value of such securities to significantly decline or become worthless. Provide a cross-reference to your detailed discussion of risks facing the company as a result of this structure.

Company response:  The Company has included the requested disclosure on page 5.

2.

In your description of your business, please provide prominent disclosure about the legal and operational risks associated with being based in or having the majority of the company’s operations in China. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of your securities and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to data security or anti-monopoly concerns, have or may impact the company’s ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange. Please disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021 and whether and how the Holding Foreign Companies Accountable Act (HFCAA) and related regulations will affect your company. Disclose that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or investigate completely your auditor, and that as a result an exchange may determine to delist your securities. Where you discuss the HFCAA, you should also discuss the Accelerating Holding Foreign Companies Accountable Act.

Company response: The Company has included the requested disclosure on page 5.

3.

Clearly disclose how you will refer to the holding company and subsidiaries when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Disclose clearly the entity (including the domicile) in which investors would purchase an interest, when investing in your company.

Company response: The Company has included the requested disclosure on page 4.

4.

We note your written response to Dear Issuer Letter comment 4. Provide a description of how cash is transferred through your organization and disclose your intentions to distribute earnings. State whether any transfers, dividends, or distributions have been made to date between the holding company, its subsidiaries, or to investors, and quantify the amounts where applicable. Provide cross-references to the condensed consolidating schedule and the consolidated financial statements. Additionally, please revise to:

•

amend your disclosure here and in the summary risk factors and risk factors sections to state that, to the extent cash in the business is in the PRC/Hong Kong or a PRC/Hong Kong entity, the funds may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you or your subsidiaries, by the PRC government to transfer cash. Provide cross-references to these other discussions.

•

discuss whether there are limitations on your ability to transfer cash between you, your subsidiaries, or investors. Provide a cross-reference to your discussion of this issue in your summary risk factors, and risk factors sections, as well.

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•

discuss any cash management policies that you have that dictate how funds are transferred between you, your subsidiaries, or investors, summarize the policies, and disclose the source of such policies (e.g., whether they are contractual in nature, pursuant to regulations, etc.); alternatively, state that you have no such cash management policies that dictate how funds are transferred.

The disclosure here should not be qualified by materiality. Please make appropriate revisions to your disclosure.

Company response: The Company has included the requested disclosure on page 5.

5.

Provide a diagram of the company’s corporate structure, identifying the person or entity that owns the equity in each depicted entity. Identify clearly the entity in which investors would purchase their interest and the entity(ies) in which the company’s operations are conducted.

Company response: The Company has included the requested disclosure on page 4.

6.

Revise to include a summary risk factor section. In your summary of risk factors, disclose the risks that your corporate structure and being based in or having the majority of the company’s operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the filing. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your securities. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Include a crossreference to each relevant individual detailed risk factor.

Company response: The Company has included the requested disclosure on page 5.

7.

We note your written response to Dear Issuer Letter comment 8. Disclose each permission or approval that you and your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer securities to foreign investors. Please state whether you or your subsidiaries are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve operations. Please also revise your disclosure to state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you or your subsidiaries (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future. In this regard, we note that the disclosure here should not be qualified by materiality. Finally, please disclose whether you relied on an opinion of counsel with respect to your conclusions regarding permissions and approvals. If you relied on counsel, please name such counsel. If not, please state as much and explain why such an opinion was not obtained.

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Company response:  The Company has included the requested disclosure on page 5.

Item 1A. Risk Factors, page 8

8.

Please revise your risk factors to discus the Holding Foreign Companies Accountable Act and disclose that the United States Senate has passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would decrease the number of “noninspection years” from three years to two years, and thus, would reduce the time before your securities may be prohibited from trading or delisted. Update your disclosure to reflect that the Commission adopted rules to implement the HFCAA and that, pursuant to the HFCAA, the PCAOB has issued its report notifying the Commission of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong. To the extent that your auditor is not subject to such acts, please state as much.

Company response: The Company has included the requested disclosure on page 10.

9.

Given the Chinese government’s significant oversight and discretion over the conduct of your business, please revise to highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of the securities you are registering. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Company response: The Company has included the requested disclosure on page 10.

10.

We note your disclosure on page 10 regarding the Cybersecurity Review Measures, please revise your disclosure to explain how this oversight impacts your business and any offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date. Please revise to state conclusions here. To the extent that you have relied on the opinion of counsel with respect to your conclusions, please revise to state as much and name counsel here. If you did not rely on the opinion of counsel, please state as much and explain why an opinion of counsel was not obtained.

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Company response:   The Company has included the requested disclosure on page 10.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of

Operations, page 12

11.

We note your written response to Dear Issuer Letter comment 9. Provide a clear description of how cash is or can be transferred through your organization. Disclose your intentions to distribute earnings or settle amounts owed. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company, and its subsidiaries, and the direction of transfer. Quantify any dividends or distributions that a subsidiary have made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries to the parent company and U.S. investors. Provide cross-references to the condensed consolidating schedule and consolidated financial statements. Additionally, please revise to:

•

state that, to the extent cash in the business is in the PRC/Hong Kong or a PRC/Hong Kong entity, the funds may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you or your subsidiaries, by the PRC government to transfer cash.

•	discuss whether there are limitations on your ability to transfer cash between you, your subsidiaries, or investors.

•

discuss any cash management policies that you have that dictate how funds are transferred between you, your subsidiaries, or investors, summarize the policies, and disclose the source of such policies (e.g., whether they are contractual in nature, pursuant to regulations, etc.); alternatively, state that you have no such cash management policies that dictate how funds are transferred.

The disclosure here should not be qualified by materiality. Please make appropriate revisions to your disclosure and revise to include cross-references to your other discussions, as appropriate.

Company response:  The Company has included the requested disclosure on page 15.

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General

12.

In an appropriate place in your annual report, please name the directors, officers, or members of senior management located in the PRC/Hong Kong and include a separate "Enforceability" section that addresses whether or not investors may bring actions under the civil liability provisions of the U.S. federal securities laws against you, your officers or directors who are residents of a foreign country, and whether investors may enforce these civil liability provisions when your assets, officers, and directors are located outside of the United States.

Company response:  The Company has included the requested disclosure on page 5.

Please contact the undersigned with any questions or comments.

Very truly yours,

/s/ Thomas E. Puzzo

Thomas E. Puzzo

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